Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                                             Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                                                    E-mail:  grhlaw@hotmail.com

January 4, 2013

By Filing on EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:           LKA International, Inc.
Schedule 14C
Filed December 13, 2012
File No. 000-17106

Dear Mr. Reynolds:

As counsel to LKA International, Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated December 28, 2012.  The comment is reproduced below followed by our response to the comment.

General

Comment No. 1:  It appears that you have not filed proxy statements or information statements relating to annual meetings of shareholders.  With a view towards disclosure, please advise us whether you are relying on a provision in state law, your certificate of incorporation or your bylaws for not holding annual meetings of shareholders and, if so, which provision.  To the extent you have failed to comply with state law or your governing documents, please revise to state so and include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

Response:  We added responsive disclosure on page 9 under a new caption relating to annual meetings.

In connection with this response to the comments of the staff, the Company acknowledges that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Counsel to the Company